

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Mike Smith
Executive Vice President and Chief Financial Officer
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle,
Sparks, Maryland 21152

> **Re: McCORMICK & COMPANY, INCORPORATED**
> **Form 10-K for the Fiscal Year Ended November 30, 2022**
> **Filed January 26, 2023**
> **File No. 001-14920**

Dear Mike Smith:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing